

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

Via E-mail
Charles A. Bittenbender
Vice President, General Counsel and Secretary
Hyster-Yale Materials Handling, Inc.
5875 Landerbrook Drive
Cleveland, OH 44124

> **Re: Hyster-Yale Materials Handling, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 4, 2012**
> **File No. 333-182388**

Dear Mr. Bittenbender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.   Please tell us when you enhanced your strategic pricing processes as mentioned in your addition on page 59. Also tell us what enhancing strategic pricing processes involves, and provide us your analysis whether this reflects an event, trend or uncertainty that you should explain per Regulation S-K Item 303.

Industry Overview, page 58

2.   Please provide us with independent support for your statements regarding your market share in the first paragraph of this section. Also, with a view toward disclosure, please tell us your percentage share of the disclosed markets for each year that you present industry-wide information.

Security Ownership of Certain Beneficial Owners, page 65

3.   We note your response to prior comment 13. The Item 403 table must disclose the holdings of any person (including a "group" as that term is used in Section 13(d)(3) of the Exchange Act) who is the beneficial owner of more than five per cent of <u>any</u> class of the registrant's voting securities. Section 13(d)(3) in turn provides that "[w]hen two or more persons act as a … group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a 'person' for the purposes of this subsection." This statutory language does not distinguish as to the class of securities which is the subject of action by the group, and does not provide that the class of securities which is the subject of action by the group must be the same as that addressed by the subsection. Accordingly, please include the group of signatories as an owner of the Class A common stock in your beneficial ownership table, or provide further support for your position. Refer to <u>Morales v. Freund</u>, 163 F.3d 763 (2d Cir. 1999) in any response that you provide.

Exhibit 5.1

4.   The last sentence on page 1 of the opinion excluding the effect of "any other law of the State of Delaware" appears to be limiting the opinion only to the statute cited. The opinion you file to meet your obligations under Regulation S-K Item 601(b)(5) may not exclude consideration of the judicial opinions interpreting the statutory provisions. Refer to section II.B.3.c of Staff Legal Bulletin No. 19. Please advise or file a revised opinion.

Exhibit 8.1

5.   We note your response to prior comment 17; however, the first paragraph on the second page of the proposed opinion states that it does not take into account any matters that might have been disclosed by independent verification. Also, the statement in the opinion mentioned in the last sentence of your response refers only to information that has come to counsel's attention, not information that is readily ascertainable. As stated in Staff Legal Bulletin No. 19 "it is inappropriate for the tax opinion to assume facts relevant to the particular opinion that are known or readily ascertainable." Please file a revised opinion accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Randi C. Lesnick, Esq.
        Jones Day